FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 30, 2013

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ....... No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Items

1.	Press release entitled, “AU Optronics Corp. Reports Third Quarter 2013 Financial Results” dated October 30, 2013.

2.	Investor Conference Materials entitled, “AU Optronics Corp. Third Quarter 2013 Results”, dated October 30, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 30, 2013	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

Item 1

News Release
AU Optronics Corp. Reports Third Quarter 2013 Financial Results

Issued by: AU Optronics Corp.

Issued on: October 30, 2013

Hsinchu, Taiwan, October 30, 2013 –

AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO) today held its investor conference and announced its unaudited consolidated financial results for the third quarter of 2013(1).

Consolidated revenues in the third quarter of 2013 were NT$107,081 million (US$3,622 million)(2), down 4.7% from the previous quarter. Gross profit was NT$10,266 million (US$347 million), with the gross margin of 9.6%. Operating profit was NT$3,374 million (US$114 million), with the operating margin of 3.2%. AUO’s net income for the third quarter of 2013 was NT$2,510 million (US$85 million). Net income attributable to owners of Company was NT$2,490 million (US$84 million), with a basic EPS of NT$0.27(3) (US$0.09 per ADR).

For the first nine months of 2013, AUO reported consolidated revenues of NT$313,660 million (US$10,611 million), with net income of NT$3,172 million (US$107 million) or a basic EPS of NT$0.35(3) (US$0.12 per ADR).

3Q 2013 Result Highlights

AUO’s unaudited consolidated results for the third quarter of 2013 were highlighted as below:
•	Revenue was NT$107,081 million, down 4.7% quarter-over-quarter
•	Net income was NT$2,510 million
•	Basic EPS was NT$0.27(3)
•	Gross margin was 9.6%
•	Operating margin was 3.2%
•	EBITDA(4) margin was 17.6%

In the third quarter of 2013, large-sized panel(5) shipments totaled around 29.3 million units, down 3.9% quarter-over-quarter. Shipments of small-and-medium-sized panels reached around 44.1 million units, up by 20.5% quarter-over-quarter.

1/3

Looking back to the third quarter, panel price declines were deeper than expected due to the inventory adjustment of TV brands. Through the effective cost control and product mix optimization, AUO’s operating margin and EBITDA margin for the third quarter still achieved 3.2% and 17.6%, respectively. Meanwhile, thanks to the prudent inventory management policy, the Company’s days of inventory further improved to 39 days.

Looking into the fourth quarter, facing the weak seasonality and uncertainty of the industry, the Company will continue to enforce inventory management and dynamically adjust its utilization rates based on market conditions. At the same time, AUO will proactively develop new products with growth potentials, such as a full series of UHD 4K TV panels or large-screen smartphone panels, hoping to strengthen its customer portfolio and competitiveness in order to build momentum for the business growth next year.

(1)	All financial information was unaudited and was prepared by the Company in accordance with Taiwan IFRS.
(2)	Amounts converted by an exchange rate of NTD29.56:USD1 based on Federal Reserve Bank of New York, USA as of September 30, 2013.
(3)
AUO issued new ADSs in May 2013. Basic EPS in both the third quarter and the first nine months of 2013 were calculated based on the weighted average outstanding shares of the first nine months of 2013 (9,256 million shares).

(4)	EBITDA=Operating Income +D&A, that is, operating income before depreciation and amortization.
(5)	Large size refers to panels that are 10 inches and above in diagonal measurement while small and medium size refers to those below 10 inches.

###
ABOUT AU OPTRONICS
AU Optronics Corp. (AUO) is one of the world’s leading providers of optoelectronic solutions. AUO offers a full range of panel sizes and comprehensive applications ranging from 1.5 inches to 65 inches. Based on its profound R&D and manufacturing experience, AUO continues to develop advanced display technologies of the next generation. AUO extended its market to the green energy industry in 2008. By building a vertically integrated high-efficiency solar value chain, AUO provides its customers with high-efficiency solar solutions. AUO currently has global operations in Taiwan, Mainland China, the U.S., Japan, South Korea, Singapore, the Netherlands, Czech and Slovakia. Additionally, AUO is the first pure TFT-LCD manufacturer to be successfully listed at the New York Stock Exchange (NYSE). AUO has also been named to Dow Jones Sustainability World Index for four consecutive years from 2010 to 2013. AUO generated NT$378.5 billion (US$ 13.03 billion) in consolidated revenue in 2012. For more information, please visit AUO.com.

* 2012 year end revenue converted at an exchange rate of NTD29.05:USD1

2/3

Safe Harbour Notice
AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), a global leader of TFT-LCD panels, today announced the above news. Except for statements in respect of historical matters, the statements contained in this Release are “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements were based on our management's expectations, projections and beliefs at the time regarding matters including, among other things, future revenues and costs, financial performance, technology changes, capacity, utilization rates, yields, process and geographical diversification, future expansion plans and business strategy. Such forward looking statements are subject to a number of known and unknown risks and uncertainties that can cause actual results to differ materially from those expressed or implied by such statements, including risks related to the flat panel display industry, the TFT-LCD market, acceptance of and demand for our products, technological and development risks, competitive factors, and other risks described in the section entitled "Risk Factors" in our Form 20-F filed with the United States Securities and Exchange Commission on March 15th, 2013.

For more information, please contact: Gwen Ting Corporate Communications Division AU Optronics Corp. Tel: +886-3-5008800 ext 7259 Fax: +886-3-5772730 Email: gwen.ting@auo.com	Jessie Lee Corporate Communications Division AU Optronics Corp. Tel: +886-3-5008800 ext 3206 Fax: +886-3-5772730 Email: jessie.jc.lee@auo.com

3/3

Item 2

                               AU Optronics Corp.
                 Third Quarter 2013 Results Investor Conference

                               Safe Harbor Notice

[]  The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United
    States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

[]  Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

[]  Beginning on January 1, 2013, we have adopted the International Financial
    Reporting Standards as issued by the International Accounting Standards
    Board ("IFRS") to the extent endorsed by the ROC Financial Supervisory
    Commission ("FSC") ("Taiwan IFRS") for reporting our annual and interim consolidated financial statements in the ROC in accordance with the requirements of the FSC. All financial information contained herewithin is presented in conformity with Taiwan IFRS. Readers should be cautioned that
    Taiwan IFRS differs in many material respects from accounting principles generally accepted in the Republic of China ("ROC GAAP"), the United States
    of America ("US GAAP"), and IFRS including to the extent that any new or amended standards or interpretations applicable under IFRS may not be timely endorsed by the FSC. We have historically presented our consolidated financial statements in accordance with ROC GAAP, including our consolidated financial statements for the year ended December 31, 2012. Consequently, the selected comparison financial information to be included in our quarterly earning releases in 2013 may differ materially from those released historically.

[]  Our release of financial forecasts and forward-looking statements at any particular time does not create any duty of disclosure beyond that which is imposed by law, and we expressly disclaim any obligation to publicly update or revise any forecasts or forward-looking statements, whether as a result of new information, future events or otherwise.

[]  Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements or some of the major differences between ROC GAAP and US GAAP, IFRS or
    Taiwan IFRS can be found in AU Optronics' Annual Report on Form 20-F with respect to the year ended December, 2012 filed with the United States
    Securities and Exchange Commission.

Statement of Comprehensive Income

Selected Items form Statement of Comprehensive Income

Amount : NT$ Million

	3Q'13		2Q'13		QoQ %	3Q'12	
Net Sales	**107,081**	100.0%	**112,335**	100.0%	*(4.7%)*	**102,781**	100.0%
Cost of Goods Sold	(96,815)	(90.4%)	(100,820)	(89.7%)	*(4.0%)*	(106,053)	(103.2%)
Gross Profit (Loss)	**10,266**	**9.6%**	**11,515**	**10.3%**	***(10.8%)***	**(3,272)**	**(3.2%)**
Operating Expenses	(6,892)	(6.4%)	(6,309)	(5.6%)	*9.2%*	(6,081)	(5.9%)
Operating Profit (Loss)	**3,374**	**3.2%**	**5,205**	**4.6%**	***(35.2%)***	**(9,353)**	**(9.1%)**
Net Non-operating Expenses	(623)	(0.6%)	(1,060)	(0.9%)	*(41.2%)*	(7,055)	(6.9%)
Profit (Loss) before Tax	**2,750**	**2.6%**	**4,145**	**3.7%**	***(33.7%)***	**(16,408)**	**(16.0%)**
Net Profit (Loss)	**2,510**	**2.3%**	**3,982**	**3.5%**	***(37.0%)***	**(16,595)**	**(16.1%)**
Attributable to:							
Owners of Company	2,490	2.3%	3,924	3.5%	*(36.5%)*	(16,389)	(15.9%)
Non-controlling Interests	20	0.0%	58	0.1%	*(65.5%)*	(205)	(0.2%)
Net Profit (Loss)	**2,510**	**2.3%**	**3,982**	**3.5%**	***(37.0%)***	**(16,595)**	**(16.1%)**
Basic EPS (NT$)[a]	**0.27**		**0.42**		***(36.5%)***	**(1.86)**	
Operating Income + D&A	**18,862**	**17.6%**	**21,327**	**19.0%**	***(11.6%)***	**9,329**	**9.1%**
Display Segment Information:							
Net Sales	102,748	100.0%	108,054	100.0%	*(4.9%)*	99,831	100.0%
Operating Income (Loss)	4,218	4.1%	5,737	5.3%	*(26.5%)*	(6,512)	(6.5%)
Operating Income + D&A	18,710	18.2%	20,856	19.3%	*(10.3%)*	10,953	11.0%
Unit Shipments (mn)[b]							
Large Size Panels	**29.3**		**30.5**		***(3.9%)***	**33.2**	
Small & Medium Size Panels	**44.1**		**36.6**		***20.5%***	**42.2**	

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) AUO issued new ADSs in May 2013. Basic EPS in both 3Q'13 and 2Q'13 were calculated based on the weighted average outstanding shares of the first nine months of 2013 (9,256 m shares); Basic EPS in 3Q'12 was calculated based on the weighted average outstanding shares of the reporting quarter (8,827m shares).

(b) Large size refers to panels that are 10 inches and above

3

Consolidated Balance Sheet Highlights

Amount : NT$ Million

	3Q'13	2Q'13	QoQ %	3Q'12
Cash & ST Investment[a]	69,975	77,653	*(9.9%)*	76,836
Inventory	41,511	41,810	*(0.7%)*	47,295
Short Term Debt[b]	56,828	54,894	*3.5%*	54,390
Long Term Debt	137,193	153,256	*(10.5%)*	184,869
Equity	176,478	174,590	*1.1%*	174,704
Total Assets	504,372	521,881	*(3.4%)*	573,684
Inventory Turnover (Days)[c]	**39**	**40**		**42**
Net Debt to Equity[d]	**70.3%**	**74.7%**		**93.0%**

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) Excluding time deposit with maturity longer than 3 months (NT$ 2,708m in 3Q'13 , NT$ 2,597m in 2Q'13 , and NT$762m in 3Q'12)
(b) Short term debt refers to all interest bearing debt maturing within one year
(c) Calculated by dividing the average inventory into the annualized cost of goods sold during such period, then multiplying by 365 days
(d) Calculated by adding S-T debt and L-T debt, subtracting cash and S-T investment, then dividing total equity

4

Consolidated Cash Flow Highlights

Amount : NT$ Million

	3Q'13	2Q'13	QoQ
From Operating Activities	**12,787**	**15,629**	**(2,842)**
Gain before Tax	2,750	4,145	(1,395)
Depreciation & Amortization	15,488	16,122	(634)
Net Change in Working Capital	(4,799)	(4,915)	116
From Investing Activities	**(7,114)**	**(4,609)**	**(2,505)**
Capital Expenditure	(6,594)	(6,050)	(544)
From Financing Activities	**(13,325)**	**2,033**	**(15,358)**
Net Change in Debt	(13,185)	(8,171)	(5,014)
Net Change in Cash[(a)]	**(7,678)**	**12,677**	**(20,355)**

– Unaudited, prepared by AUO based on Taiwan IFRS

(a) In addition to cash generated from operating, investing and financing activities, net change in cash also included effect on currency exchange of foreign subsidiaries

5

Consolidated Revenues by Application


100%
80%
60%
40%
20%
0%
46%
15%
19%
14%
6%
50%
14%
19%
13%
4%
47%
14%
20%
13%
6%
48%
13%
18%
14%
7%
44%
15%
17%
18%
6%
3Q12
4Q12
1Q13
2Q13
3Q13
TV
Monitor
Mobile PC
CP
Others

– Unaudited, prepared by AUO based on Taiwan IFRS
– CP: Consumer products
– Mobile PC : Include Notebook/Tablet

6

                            SALES BREAKDOWN BY SIZE

--  Unaudited, prepared by AUO based on Taiwan IFRS

CONSOLIDATED SHIPMENTS and ASP by Area

--  Unaudited, prepared by AUO based on Taiwan IFRS

--  ASP per square meter in US$ was translated from NT$ based on average exchange rates announced by Directorate General of Customs, ROC Ministry of
    Finance of each respective quarter

CONSOLIDATED SMALL and Medium Panel Shipments by Area and Revenues

--  Unaudited, prepared by AUO based on Taiwan IFRS

--  Small and Medium size refers to panels that are under 10 inches

Quarterly Capacity by Area

Appendix

11

Statement of Comprehensive Income on Taiwan IFRS

Selected Items form Statement of Comprehensive Income

Amount: NT$ Million

	Q1'12	Q2'12	Q3'12	Q4'12	2012	Q1'13	Q2'13	Q3'13
Net Sales	81,102	95,189	102,781	99,400	378,471	94,244	112,335	107,081
Cost of Goods Sold	88,471	99,301	106,053	97,769	391,594	89,696	100,820	96,815
Gross Profit (Loss)	(7,370)	(4,113)	(3,272)	1,631	(13,123)	4,548	11,515	10,266
Operating Profit (Loss)	(13,690)	(10,620)	(9,353)	(4,945)	(38,608)	(1,361)	5,205	3,374
EBITDA	6,266	8,748	9,329	12,325	36,668	15,358	21,327	18,862
Income before tax	(14,030)	(12,092)	(16,408)	(12,912)	(55,443)	(3,205)	4,145	2,750
Net Profit (Loss)	(13,782)	(12,708)	(16,595)	(12,954)	(56,039)	(3,320)	3,982	2,510
Basic EPS (NT$)	(1.54)	(1.42)	(1.86)	(1.39)	(6.20)	(0.34)	0.42	0.27
Gross Margin	-9.1%	-4.3%	-3.2%	1.6%	-3.5%	4.8%	10.3%	9.6%
Operating Margin	-16.9%	-11.2%	-9.1%	-5.0%	-10.2%	-1.4%	4.6%	3.2%
EBITDA Margin	7.7%	9.2%	9.1%	12.4%	9.7%	16.3%	19.0%	17.6%

– Unaudited, prepared by AUO based on Taiwan IFRS

12

                             WWW.AUO.COM IR@AUO.COM

AU OPTRONICS CORP.
CONSOLIDATED BALANCE SHEET
September 30, 2013 and 2012
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD))

	September 30, 2013			September 30, 2012		YoY	
ASSETS	USD	NTD	%	NTD	%	Change	%
Cash and Cash Equivalents	2,367	69,975	13.9	76,836	13.4	(6,861)	(8.9)
Notes & Accounts Receivables	1,582	46,773	9.3	52,215	9.1	(5,442)	(10.4)
Other Current Financial Assets	212	6,279	1.2	1,621	0.3	4,658	287.4
Inventories	1,404	41,511	8.2	47,295	8.2	(5,784)	(12.2)
Other Current Assets	186	5,513	1.1	10,790	1.9	(5,277)	(48.9)
Total Current Assets	5,753	170,050	33.7	188,757	32.9	(18,706)	(9.9)
Long-term Investments	511	15,102	3.0	16,712	2.9	(1,610)	(9.6)
Net Fixed Assets	9,514	281,246	55.8	331,134	57.7	(49,888)	(15.1)
Other Assets	1,285	37,974	7.5	37,081	6.5	892	2.4
Total Assets	17,063	504,372	100.0	573,684	100.0	(69,312)	(12.1)
LIABILITIES							
Short-term Borrowings	31	906	0.2	7,191	1.3	(6,284)	(87.4)
Accounts Payable	2,790	82,475	16.4	86,269	15.0	(3,793)	(4.4)
Current Installments of Long-term Borrowings	1,892	55,922	11.1	47,199	8.2	8,723	18.5
Current Financial Liabilities	2	50	0.0	126	0.0	(76)	(60.3)
Accrued Expense & Other Current Liabilities	963	28,471	5.6	38,526	6.7	(10,054)	(26.1)
Machinery and Equipment Payable	272	8,046	1.6	15,101	2.6	(7,055)	(46.7)
Total Current Liabilities	5,950	175,871	34.9	194,411	33.9	(18,540)	(9.5)
Long-term Borrowings	3,972	117,423	23.3	163,218	28.5	(45,796)	(28.1)
Bonds Payable	669	19,770	3.9	21,651	3.8	(1,880)	(8.7)
Non Current Financial Liabilities	1	20	0.0	188	0.0	(167)	(89.2)
Other Long-term Liabilities	501	14,810	2.9	19,514	3.4	(4,704)	(24.1)
Total Long-term Liabilities	5,143	152,023	30.1	204,570	35.7	(52,547)	(25.7)
Total Liabilities	11,092	327,893	65.0	398,981	69.5	(71,087)	(17.8)
EQUITY							
Common Stock	3,256	96,242	19.1	88,270	15.4	7,972	9.0
Capital Surplus	2,046	60,474	12.0	112,599	19.6	(52,125)	(46.3)
Retained Earnings	105	3,104	0.6	(41,582)	(7.2)	44,686	–
Other Equity	98	2,882	0.6	1,088	0.2	1,794	164.9
Non-Controlling Interests	466	13,775	2.7	14,328	2.5	(553)	(3.9)
Total Equity	5,970	176,478	35.0	174,704	30.5	1,775	1.0
Total Liabilities & Equity	17,063	504,372	100.0	573,684	100.0	(69,312)	(12.1)

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS

(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.56 per USD as of September 30, 2013

(3) Cash and Cash Equivalents excluding time deposit with maturity longer than 3 months

AU OPTRONICS CORP.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENT
For the Three Months Ended September 30, 2013 and 2012 and June 30, 2013
(Expressed in Millions of New Taiwan Dollars (NTD) and US Dollars (USD) except for per share amounts and shares outstanding)

	Year over Year Comparison					Sequential Comparison				
	3Q 2013		% of	3Q 2012	YoY	3Q 2013		% of	2Q 2013	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %
Net Sales	3,622	107,081	100.0	102,781	4.2	3,622	107,081	100.0	112,335	(4.7)
Cost of Goods Sold	3,275	96,815	90.4	106,053	(8.7)	3,275	96,815	90.4	100,820	(4.0)
Gross Profit (Loss)	347	10,266	9.6	(3,272)	—	347	10,266	9.6	11,515	(10.8)
Operating Expenses	233	6,892	6.4	6,081	13.3	233	6,892	6.4	6,309	9.2
Operating Profit (Loss)	114	3,374	3.2	(9,353)	—	114	3,374	3.2	5,205	(35.2)
Net Non-Operating Expense	(21)	(623)	(0.6)	(7,055)	(91.2)	(21)	(623)	(0.6)	(1,060)	(41.2)
Profit (Loss) before Income Tax	93	2,750	2.6	(16,408)	—	93	2,750	2.6	4,145	(33.7)
Income Tax Expense	(8)	(240)	(0.2)	(186)	29.0	(8)	(240)	(0.2)	(164)	46.9
Net Profit (Loss)	85	2,510	2.3	(16,595)	—	85	2,510	2.3	3,982	(37.0)
Other Comprehensive Income	(19)	(567)	(0.5)	(382)	48.4	(19)	(567)	(0.5)	939	—
Total Comprehensive Income (Loss)	66	1,943	1.8	(16,977)	—	66	1,943	1.8	4,921	(60.5)
Net Profit (Loss) Attributable to:										
Owners of Company	84	2,490	2.3	(16,389)	—	84	2,490	2.3	3,924	(36.5)
Non-controlling Interests	1	20	0.0	(205)	—	1	20	0.0	58	(65.5)
Net Profit (Loss)	85	2,510	2.3	(16,595)	—	85	2,510	2.3	3,982	(37.0)
Total Comprehensive Income (Loss) Attributable to:										
Owners of Company	68	2,015	1.9	(16,744)	—	68	2,015	1.9	4,717	(57.3)
Non-controlling Interests	(2)	(73)	(0.1)	(233)	(68.8)	(2)	(73)	(0.1)	203	—
Total Comprehensive Income (Loss)	66	1,943	1.8	(16,977)	—	66	1,943	1.8	4,921	(60.5)
Basic Earnings Per Share	0.01	0.27		(1.86)		0.01	0.27		0.42	
Basic Earnings Per ADR[(3)]	0.09	2.69		(18.57)		0.09	2.69		4.24	
Weighted-Average Shares Outstanding ('M)		9,256		8,827			9,256		9,256	

Note: (1) Unaudited, prepared by AUO based on Taiwan IFRS
(2) Amounts in New Taiwan dollars were translated into US dollars at the exchange rate of NTD 29.56 per USD as of September 30, 2013
(3) 1 ADR equals 10 common shares